Exhibit 99.2

GOGL – Subsequent Offering: Issue of New Shares
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN, OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.
4 May 2021, Hamilton, Bermuda
Reference is made to the stock exchange release by Golden Ocean Group Limited (NASDAQ and OSE: GOGL)  (the "Company") on 27 April 2021 regarding final results of a subsequent offering of new shares in the Company (the "Subsequent Offering").
The new shares in the Subsequent Offering have been legally and validly issued and fully paid, and the Company's issued share capital has been increased to USD 10,058,281.05, divided into 201,165,621 issued shares, each with a nominal value of USD 0.05.
The new shares are expected to be delivered to the VPS accounts of the subscribers in the Subsequent Offering on or about 5 May 2021.
The new shares issued in the Subsequent Offering are restricted shares under the U.S. securities laws and may only be offered or sold in the United States pursuant to an exemption from the registration requirements of the US Securities Act (defined below). Accordingly, the new shares are subject to the terms and conditions, including the transfer restrictions, set forth in the Subscription Form.
For further queries, please contact:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53
Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45
Important information:
The release is not for publication or distribution, in whole or in part directly or indirectly, in or into Australia, Canada, Japan or the United States (including its territories and possessions, any state of the United States and the District of Columbia). This release is an announcement issued pursuant to legal information obligations, and is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. It is issued for information purposes only, and does not constitute or form part of any offer or solicitation to purchase or subscribe for securities, in the United States or in any other jurisdiction. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "US Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the US Securities Act. The Company does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into Australia, Canada, Japan or the United States. The issue, exercise, purchase or sale of subscription rights and the subscription or purchase of shares in the Company are subject to specific legal or regulatory restrictions in certain jurisdictions. Neither the Company nor the Managers assumes any responsibility in the event there is a violation by any person of such restrictions. The distribution of this release may in certain jurisdictions be restricted by law. Persons into whose possession this release comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Managers are acting for the Company and no one else in connection with the Subsequent Offering and will not be responsible to anyone other than the Company providing the protections afforded to their respective clients or for providing advice in relation to the Subsequent Offering and/or any other matter referred to in this release.

Forward-looking statements:
This release and any materials distributed in connection with this release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  Please see the information that we file with and furnish to the U.S. Securities and Exchange Commission for a more complete discussion of these factors and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.